UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
The Korea Fund, Inc.
(Name of Issuer)
Common Shares, $0.01 par value per share
(Title of Class of Securities)
500634209
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 500634209

1	NAME OF REPORTING PERSON Aberdeen Asset Management PLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,670
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 464,246
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,246
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 500634209

1	NAME OF REPORTING PERSON Aberdeen Emerging Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,670
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 464,246
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,246
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No.: 500634209

1	NAME OF REPORTING PERSON Advance Developing Markets Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 441,576
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON IV, CO

CUSIP No.: 500634209
ITEM 1(a).	NAME OF ISSUER: The Korea Fund, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1633 Broadway, New York, New York 10019
ITEM 2(a).	NAME OF PERSON FILING: Aberdeen Asset Management PLC Aberdeen Emerging Capital Limited Advance Developing Markets Fund
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Aberdeen Asset Management PLC - 10 Queens Terrace, Aberdeen, Scotland
Aberdeen Emerging Capital Limited - Bow Bells House, 1 Bread Street, London EC4M 9HH
Advance Developing Markets Fund - 11 New Street, St. Peter Port, Guernsey

ITEM 2(c).	CITIZENSHIP: Aberdeen Asset Management PLC - Scotland Aberdeen Emerging Capital Limited - United Kingdom Advance Developing Markets Fund - Guernsey
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Shares, $0.01 par value per share
ITEM 2(e).	CUSIP NUMBER: 500634209
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
464,246
(b) Percent of class:
6.5%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Aberdeen Asset Management PLC - 0 Aberdeen Emerging Capital Limited - 0 Advance Developing Markets Fund - 0
(ii) shared power to vote or to direct the vote:
Aberdeen Asset Management PLC - 22,670 Aberdeen Emerging Capital Limited - 22,670 Advance Developing Markets Fund - 0
(iii) sole power to dispose or direct the disposition of:
Aberdeen Asset Management PLC - 0 Aberdeen Emerging Capital Limited - 0 Advance Developing Markets Fund - 0
(iv) shared power to dispose or to direct the disposition of:
Aberdeen Asset Management PLC - 464,246 Aberdeen Emerging Capital Limited - 464,246 Advance Developing Markets Fund - 441,576
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 500634209
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Aberdeen Asset Management PLC By: /s/ Scott Massie Name: Scott Massie Title: Company Secretary
Aberdeen Emerging Capital Limited By: /s/ Bernard Moody Name: Bernard Moody Title: Director
Advance Developing Markets Fund By: /s/ John Hawkins Name: John Hawkins Title: Director
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 500634209
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of January 22, 2016.

Aberdeen Asset Management PLC/UK
By: /s/ Scott Massie
______________________________________________
Scott Massie
Company Secretary

Aberdeen Emerging Capital Limited
By: /s/ Bernard Moody
_____________________________________________
Bernard Moody
Director

Advance Developing Markets Fund
By: /s/ John Hawkins
_____________________________________________
John Hawkins
Director